ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036 WWW.ROPESGRAY.COM

January 2, 2020

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549	Thomas Holden T +1 415 315 2355 thomas.holden@ropesgray.com

Re:                          Surgery Partners, Inc.

Registration Statement on Form S-3
Filed on December 20, 2019 (File No. 333-235664)
Response letter dated December 30, 2019 (the “Response Letter”)

Ladies and Gentlemen:

On behalf of Surgery Partners, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by letter, dated December 31, 2019 (the “Comment Letter”), relating to the above-referenced registration statement on Form S-3 (the “Registration Statement”) and Response Letter.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.

General

1. We note your response to our prior comment one. Please confirm that you will disclose in the final prospectuses to the registration statement that your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act as provided in your response.

Response to Comment 1:

The Company acknowledges the Staff’s comment and respectfully confirms that the final prospectuses to the Registration Statement will include the revised risk factor disclosure referenced in the Response Letter, which will confirm that the Company’s exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act.

U.S. Securities and Exchange Commission	- 2 -

*                                        *                                        *                                        *                                        *

Please do not hesitate to call me at (415) 315-2355 or Rachel Phillips at (212) 841-8857 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

By:	/s/ Thomas Holden

Thomas Holden

cc:                              Wayne S. DeVeydt (Surgery Partners, Inc.)
Rachel Phillips (Ropes & Gray LLP)